Exhibit (a)(5)(P)

On February 14, 2014, Dassault Systèmes published the following Summary of Terms relating to the tender offer.

SUMMARY TERM SHEET

3DS Acquisition Corp., a Delaware corporation (“Purchaser”, “us” or “we”) and a wholly owned direct subsidiary of Dassault Systemes Americas Corp., a Delaware corporation (“Parent”), and a wholly owned indirect subsidiary of Dassault Systèmes SA, a French corporation with limited liability (“Dassault Systèmes SA”), is offering to purchase (the “Offer”) all the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Accelrys, Inc., a Delaware corporation (“Accelrys”), at a price per Share of $12.50, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 30, 2014, among Parent, Purchaser and Accelrys, the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”). The following are answers to some of the questions you, as a stockholder of Accelrys, may have about the Offer. We urge you to read carefully the Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you, because this summary may not contain all the information that is important to you. Additional important information is contained in the remainder of the Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you. References to sections in this summary are to sections of the Offer to Purchase.

Who is offering to buy my securities?

Our name is 3DS Acquisition Corp., a Delaware corporation that was formed for the purpose of making this Offer. We are a wholly owned direct subsidiary of Parent, which is a wholly owned indirect subsidiary of Dassault Systèmes SA. See the “Introduction” to the Offer to Purchase and Section 8—“Certain Information Concerning Dassault Systèmes SA, Parent and Purchaser”.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all the issued and outstanding Shares. See the “Introduction” to the Offer to Purchase and Section 1—“Terms of the Offer”.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to purchase Shares at a price per Share of $12.50, net to the seller in cash, without interest (subject to adjustments from time to time on the terms and subject to the conditions set forth in the Merger Agreement), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. If you are the record holder of Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to the Offer to Purchase.

Do you have the financial resources to make payment?

We estimate that we will need approximately $760 million to (i) purchase all the issued and outstanding Shares validly tendered in the Offer and acquire all the remaining issued and outstanding Shares pursuant to the merger of Purchaser with and into Accelrys, with Accelrys continuing as the surviving corporation (the “Merger”), (ii) cash out certain equity awards granted by Accelrys and (iii) pay related transaction fees and expenses. Dassault Systèmes SA currently has and expects to continue to have, and will provide us with, sufficient funds to consummate these transactions. See Section 9—“Source and Amount of Funds”.

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Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is material to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	as described above, Dassault Systèmes SA currently has and expects to continue to have, and will provide us with, sufficient funds to consummate the Transactions;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining outstanding Shares not purchased in the Offer for the same cash price per Share in the Merger.

See Section 9—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, at the end of the day on March 13, 2014, to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of the Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Accelrys nor Parent has terminated the Merger Agreement in accordance with its terms:

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We must extend the Offer for one or more successive periods of 10 business days each, if at the otherwise-scheduled expiration date of the Offer any of the conditions to the Offer (other than the Minimum Condition) is not satisfied or, to the extent permitted by the Merger Agreement, waived. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares validly tendered and not validly withdrawn (excluding Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) prior to the expiration of the Offer represents at least a majority of Shares then outstanding determined on a fully diluted basis (which is calculated as the sum of all Shares then issued and outstanding, plus all Shares which Accelrys may be required to issue as of such date pursuant to options, warrants, convertible securities or similar obligations then outstanding). We will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is May 30, 2014 (which date shall be automatically extended by 30 days if specified required regulatory approvals have not been obtained as of May 30, 2014).

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We may extend the Offer, or, at the request of Accelrys, must extend the Offer, for one or more successive periods of 10 business days each, if at the otherwise-scheduled expiration date of the Offer, all conditions to the Offer (other than the Minimum Condition) have been satisfied or waived. We will not, however, be required or permitted to extend the Offer more than four times in these circumstances, nor are we required to extend the Offer beyond the Outside Date.

•
Notwithstanding any of the limitations set forth above, we must extend the Offer for any period required by applicable law or judgment, or any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff that is applicable to the Offer.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period and are not permitted by the Merger Agreement to do so without Accelrys’ consent.

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. See Section 1—“Terms of the Offer”.

What are the most significant conditions to the Offer? The Offer is conditioned upon, among other things:

●	satisfaction of the Minimum Condition;

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the expiration or termination (a) of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer or consummation of the Merger, and (b) of all applicable waiting periods under any applicable antitrust laws in Germany and Austria and the obtaining of all applicable consents or approvals required under any applicable antitrust laws in Germany and Austria; and

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written confirmation by the Committee on Foreign Investment in the United States stating that it has completed its review (or, if applicable, investigation) under Section 721 of the United States Defense Production Act of 1950, as amended, and the regulations promulgated thereunder and determined that there are no unresolved national security concerns with respect thereto (or following an investigation, the President of the United States shall not have exercised his authority to suspend or prohibit the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”)).

The Offer is also subject to other conditions set forth in the Offer to Purchase. There is no financing condition to the Offer. We can waive some of the conditions to the Offer without Accelrys’ consent. We cannot, however, waive or amend the Minimum Condition without Accelrys’ prior written consent. See Section 15—“Certain Conditions of the Offer”.

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

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If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

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If you are a record holder and you hold uncertificated Shares in book-entry form with Accelrys’ transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

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If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Shares”) and (3) any other documents required by the Letter of Transmittal.

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If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.

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If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by April 13, 2014, you may withdraw them at any time after that date until we accept Shares for payment. See Section 4—“Withdrawal Rights”.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw Shares. See Section 4—“Withdrawal Rights”.

What is the recommendation of the Accelrys Board with respect to the Offer?

The Board of Directors of Accelrys has unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by Accelrys and the consummation of the Transactions; (ii) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) and that the Merger shall be consummated as soon as practicable following the consummation of the Offer; (iii) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Accelrys and its stockholders; and (iv) recommending that the stockholders of Accelrys accept the Offer and tender their Shares pursuant to the Offer. A more complete description of the reasons for the Accelrys board’s approval of the Offer and the Merger is set forth in Accelrys’ Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Accelrys’ stockholders together with the Offer to Purchase. See the “Introduction” to the Offer to Purchase.

If the Offer is completed, will Accelrys continue as a public company?

No. As soon as practicable following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Accelrys will no longer be publicly traded. Even if for some reason the Merger does not take place, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Shares will no longer be eligible to be traded through the Nasdaq Global Select Market or other securities exchanges, there may not be an active public trading market for Shares and Accelrys may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer”.

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into Accelrys, with Accelrys continuing as the surviving corporation. If the Merger takes place, Parent will own 100% of Accelrys, and all of the remaining stockholders of Accelrys, other than Accelrys, Parent, Purchaser, any of their respective direct or indirect wholly owned subsidiaries and any dissenting stockholders of Accelrys that properly exercise appraisal rights under applicable Delaware law, will have the right to receive an amount in cash equal to the Offer Price, subject to any required withholding of taxes. See the “Introduction” to the Offer to Purchase. See also Section 11—“The Transaction Agreements” and Section 15—“Certain Conditions of the Offer” for a description of the conditions to the Merger and the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger in the event that the Offer is consummated. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 11—“The Transaction Agreements” and Section 12—“Purpose of the Offer; Plans for Accelrys”.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount in cash equal to the Offer Price, subject to any required withholding of taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will have the right to receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares, which could be higher or lower than the price per Share paid by us pursuant to the Offer and the Merger.

Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase Shares that are tendered, but the Merger does not occur, you will remain a stockholder of Accelrys. However, there may be so few remaining stockholders and publicly traded Shares that Shares will no longer be eligible to be traded through the Nasdaq Global Select Market or other securities exchanges and there may not be an active public trading market for Shares, which means you may not be able to sell your Shares. Also, as described above, Accelrys may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to the Offer to Purchase and Section 13—“Certain Effects of the Offer”.

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What is the market value of my Shares as of a recent date?

On January 29, 2014, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the Nasdaq Global Select Market was $9.72 per Share. On February 12, 2014, the last full trading day prior to the commencement of the Offer, the closing sale price per Share reported on the Nasdaq Global Select Market was $12.48. Before deciding whether to tender your Shares, you should obtain a current market quotation for Shares. See Section 6—“Price Range of Shares; Dividends”.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined under Section 5—“Material United States Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in such Shares. See Section 5—“Material United States Federal Income Tax Consequences”.

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and stockholders of Accelrys who tender Shares in the Offer will not have appraisal rights in connection with the Merger. However, if we accept Shares in the Offer and the Merger is completed, holders of Shares will be entitled to exercise appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with applicable Delaware law. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer and the Merger. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under applicable Delaware law.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of Accelrys desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 16—“Certain Legal Matters; Regulatory Approvals”.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent, at (888) 750-5834 (toll free) or (212) 750-5833 (call collect). Foros Securities LLC is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of the Offer to Purchase.

February 13, 2014

IMPORTANT INFORMATION

Dassault Systèmes filed a tender offer statement on Schedule TO regarding the tender offer with the U.S. Securities and Exchange Commision on February 13, 2014. Accelrys stockholders are strongly advised to read the tender offer statement (as updated and amended) filed by Dassault Systèmes because it contains important information that Accelrys’ stockholders should consider before tendering their shares. The tender offer statement and other documents filed by Dassault Systèmes and Accelrys with the SEC are available for free at the SEC’s website (http://www.sec.gov) or by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York, 10022 or by calling +1 (888) 750-5834.